February 5, 2025

Vladimir Tenev
Chief Executive Officer
Robinhood Markets, Inc.
85 Willow Rd
Menlo Park, CA 94025

       Re: Robinhood Markets, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated September 13, 2024
           File No. 001-40691
Dear Vladimir Tenev:

        We have reviewed your September 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1.     Please confirm your understanding in writing that:
           Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in. Completing our review of the filing does not foreclose the
Commission from
           taking any action or advancing any position with respect to the filing, the
           company, or the company   s practices.
 February 5, 2025
Page 2

        Please contact Mark Brunhofer at 202-551-3638 or Michelle Miller at 202-551-3368
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
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